Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of June 2008

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES EXPLORATION PROGRAM

INCREASES THE SIZE OF THE

LOS AZULES PORPHYRY COPPER TARGET

Spokane, Washington – June 27, 2008 – Minera Andes Inc. (TSX: MAI; US OTC: MNEAF) is pleased to report that the final results from core holes drilled during the 2007-2008 exploration field season at the Los Azules porphyry copper project confirm that the copper target is open to the north. Several positive indicators including hole AZ-08-37A drilled at the northern limit of this seasons drilling, geologic mapping, and historic drilling indicate that the copper target at Los Azules extends another 3 kilometers to the north of the drilling completed this field season (see attached map).

As previously reported, hole AZ-08-37A encountered 112 meters of 0.98 % copper within a larger zone of 217 meters of 0.77 % copper. This hole represents the largest interval of primary copper mineralization identified on the property to date. It extends the known mineralization an additional 400 meters to the north and is the deepest hole drilled to date on the property by Minera Andes, suggesting that the limits of the copper system have not yet been defined. Also, additional check assay work preformed as part of the geologic studies underway showed hole AZ-08-41 to contain 152 meters of 0.81 percent copper within a zone of 236 meters of 0.62 percent copper (this represents an increase of 72 percent and 55 percent respectively over the previously reported copper results).

Allen Ambrose, president of Minera Andes said “The success we have had in the northern limits of our exploration program combined with historic drilling on the property further north indicate significant potential for target expansion.”

The exploration program at Los Azules is designed to define an inferred resource and provide sufficiently detailed engineering and technical information to allow the completion of an economic scoping study (a Preliminary Assessment as defined by NI 43-101) of the property by the fourth quarter of this year. Due to the expansion of the copper target at Los Azules, planning for next season’s field program starting in November of this year is underway to explore the 3 kilometers of target to the north of the scoping study area.

The prospective area north of our current drilling contains several drill holes from a 1998-1999 precious metals exploration program by Battle Mountain Gold (see attached map). These holes encountered geology and anomalous copper mineralization similar to that found in recent drilling by Minera Andes to the south, providing some insight into the potential of the area to host additional porphyry copper mineralization.

Minera Andes is advancing the Los Azules project under an option agreement (see news release dated November 14, 2007) with Xstrata Copper, one of the commodity business units within Xstrata plc (London Stock Exchange: XTA.L and Zurich Stock Exchange: XTRZn.S). The scope and size potential of the project increased dramatically in 2006 when the Minera Andes drilling discovered a near surface high-grade area of copper mineralization, when AZ-06-19 encountered 221 meters of mineralization averaging 1.62% copper that was 200 meters from hole AZ-06-20 containing 173 meters of 1% copper. Drilling in several holes ended in copper mineralization, including two holes that bottomed in high-grade copper over 1%.

During the last few years, more than half the drilling to define a copper resource has been completed and drilling this field season was over the known area of leachable (chalcocite) and sulfide (chalcopyrite) copper mineralization as currently defined. The area drilled covers approximately 2.5 kilometers by 0.9 kilometers within the enriched copper target currently identified at Los Azules that is about 3.3 kilometers long and 0.9 kilometers wide. Holes were drilled at a nominal grid spacing of 200 meters east-west and 400 meters north-south. Where needed, select infill holes were drilled on the 200 meter north-south grid lines.

All results have been reviewed by Brian Gavin, Minera Andes’ vice president of exploration, an appropriately qualified person as defined by National Instrument 43-101. All samples were collected in accordance with industry standards. Splits from the drill core samples were submitted to Alex Stewart Assayers, Argentina, S.A., in Mendoza, Argentina, for sample pulp preparation and to ALS Chemex Laboratories.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Corporation holds about 304,000 acres of mineral exploration land in Argentina including the 49% owned San José silver/gold mine that has recently commenced production. As discussed above, Minera Andes is exploring the Los Azules copper project in San Juan province, where an exploration program is underway to define a resource. Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The Corporation presently has 189,439,935 shares issued and outstanding.

This news is submitted by Allen V. Ambrose, president and director of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain “forward-looking statements”, including, but not limited to, the statements regarding the Company’s strategic plans, evolution of mineral resources and reserves, work programs, development plans and exploration budgets. The forward-looking statements express, as at the date of this press release, the Company’s plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of base metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves, and other risks. Reference is made to the risk factors and uncertainties described in the Company’s continuous disclosure record, a copy of which is available under the Company’s profile at www.sedar.com.

Cautionary Note to U.S. Investors:

The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits with “mineral reserves” that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC.

MINERA ANDES
EXPLORACIONES
PROYECT LOS AZULES
WORK PROGRAM 2007-2008
Copper target extension
Area of copper mineralization Resource estimate in progress
Xstrata
Minera Andes
EXPLANATION
Completed Drill Hole 2004 -07
Completed Drill Hole 2007-08
Completed ODEX Drill 08
Stream
Road
1:20.000
2381000
2382000
2383000
2384000
2385000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President and Chairman

Dated: June 30, 2008